UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

AnPac Bio-Medical Science Co., Ltd.
(Name of Issuer)

Class A Ordinary Shares Class B Ordinary Shares
(Title of Class of Securities)

Class A Ordinary Shares: G0393E107 Class B Ordinary Shares: N/A
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	Class A: G0393E107; Class B: N/A

1	Names of Reporting Persons
Feng Guo
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
606,700 shares of Class A Ordinary Shares 247,900 shares of Class B Ordinary Shares (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
606,700 shares of Class A Ordinary Shares 247,900 shares of Class B Ordinary Shares (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
606,700 shares of Class A Ordinary Shares 247,900 shares of Class B Ordinary Shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
6.60% of Class A Ordinary Shares 8.66% of Class B Ordinary Shares
12	Type of Reporting Person (See Instructions)
IN

(1)	Each share of Class A Ordinary Shares is entitled to one vote per share, whereas each share of Class B Ordinary Share is entitled to ten (10) votes per share.

(2)	Mr. Feng Guo is the controlling shareholder and a member of the three-person investment committee of Jiaxing Zhijun Investment Management Co., Ltd, which is the general partner of Jiaxing Zhijun Sihang Investment Partnership Enterprises (Limited Partnership). Zhijun Sihang Holding Limited, a British Virgin Islands company, is wholly-owned by Jiaxing Zhijun Sihang Investment Partnership Enterprises (Limited Partnership) and holds 536,000 Class A ordinary shares and 247,900 Class B ordinary shares. In addition, Lei Luo holds 70,700 Class A ordinary shares for the benefit of Zhijun Sihang Holdings Limited.

(3)	The calculations in the table below are based on 12,055,760 ordinary shares (including 9,192,660 Class A ordinary shares and 2,863,100 Class B ordinary shares) outstanding as of February 10, 2021.

SCHEDULE 13G

CUSIP No.	Class A: G0393E107; Class B: N/A

1	Names of Reporting Persons
Zhijun Sihang Holding Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
536,000 shares of Class A Ordinary Shares (1) 247,900 shares of Class B Ordinary Shares (1)
	6	Shared Voting Power
606,700 shares of Class A Ordinary Shares
	7	Sole Dispositive Power
536,000 shares of Class A Ordinary Shares (1) 247,900 shares of Class B Ordinary Shares (1)
	8	Shared Dispositive Power
606,700 shares of Class A Ordinary Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person
606,700 shares of Class A Ordinary Shares 247,900 shares of Class B Ordinary Shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
6.60% of Class A Ordinary Shares 8.66% of Class B Ordinary Shares
12	Type of Reporting Person (See Instructions)
HC

(1)	Each share of Class A Ordinary Shares is entitled to one vote per share, whereas each share of Class B Ordinary Share is entitled to ten (10) votes per share.

(2)	Zhijun Sihang Holding Limited, a British Virgin Islands company, holds 536,000 Class A ordinary shares and 247,900 Class B ordinary shares. In addition, Lei Luo holds 70,700 Class A ordinary shares for the benefit of Zhijun Sihang Holdings Limited. Zhijun Sihang Holding Limited is a wholly-owned subsidiary by Jiaxing Zhijun Sihang Investment Partnership Enterprises (Limited Partnership). Jiaxing Zhijun Investment Management Co., Ltd. is the general partner of Jiaxing Zhijun Sihang Investment Partnership Enterprises (Limited Partnership) and Mr. Feng Guo is the controlling shareholder and a member of the three-person investment committee of Jiaxing Zhijun Investment Management Co., Ltd.

(3)	The calculations in the table below are based on 12,055,760 ordinary shares (including 8,692,660 Class A ordinary shares and 2,863,100 Class B ordinary shares) outstanding as of February 10, 2021.

SCHEDULE 13G

CUSIP No.	Class A: G0393E107; Class B: N/A

1	Names of Reporting Persons
Jiaxing Zhijun Sihang Investment Partnership Enterprises (Limited Partnership)
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
536,000 shares of Class A Ordinary Shares (1) 247,900 shares of Class B Ordinary Shares (1)
	6	Shared Voting Power
606,700 shares of Class A Ordinary Shares
	7	Sole Dispositive Power
536,000 shares of Class A Ordinary Shares (1) 247,900 shares of Class B Ordinary Shares (1)
	8	Shared Dispositive Power
606,700 shares of Class A Ordinary Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person
606,700 shares of Class A Ordinary Shares 247,900 shares of Class B Ordinary Shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
6.60% of Class A Ordinary Shares 8.66% of Class B Ordinary Shares
12	Type of Reporting Person (See Instructions)
HC

(1)	Each share of Class A Ordinary Shares is entitled to one vote per share, whereas each share of Class B Ordinary Share is entitled to ten (10) votes per share.

(2)	Zhijun Sihang Holding Limited is a wholly-owned subsidiary by Jiaxing Zhijun Sihang Investment Partnership Enterprises (Limited Partnership). Zhijun Sihang Holding Limited, a British Virgin Islands company, holds 536,000 Class A ordinary shares and 247,900 Class B ordinary shares. In addition, Lei Luo holds 70,700 Class A ordinary shares for the benefit of Zhijun Sihang Holdings Limited. Jiaxing Zhijun Investment Management Co., Ltd. is the general partner of Jiaxing Zhijun Sihang Investment Partnership Enterprises (Limited Partnership) and Mr. Feng Guo is the controlling shareholder and a member of the three-person investment committee of Jiaxing Zhijun Investment Management Co., Ltd.

(3)	The calculations in the table below are based on 12,055,760 ordinary shares (including 9,192,660 Class A ordinary shares and 2,863,100 Class B ordinary shares) outstanding as of February 10, 2021.

SCHEDULE 13G

CUSIP No.	Class A: G0393E107; Class B: N/A

1	Names of Reporting Persons
Jiaxing Zhijun Investment Management Co., Ltd.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
536,000 shares of Class A Ordinary Shares (1) 247,900 shares of Class B Ordinary Shares (1)
	6	Shared Voting Power
606,700 shares of Class A Ordinary Shares
	7	Sole Dispositive Power
536,000 shares of Class A Ordinary Shares (1) 247,900 shares of Class B Ordinary Shares (1)
	8	Shared Dispositive Power
606,700 shares of Class A Ordinary Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person
606,700 shares of Class A Ordinary Shares 247,900 shares of Class B Ordinary Shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
6.60% of Class A Ordinary Shares 8.66% of Class B Ordinary Shares
12	Type of Reporting Person (See Instructions)
CO

(1)	Each share of Class A Ordinary Shares is entitled to one vote per share, whereas each share of Class B Ordinary Share is entitled to ten (10) votes per share.

(2)	Zhijun Sihang Holding Limited is a wholly-owned subsidiary by Jiaxing Zhijun Sihang Investment Partnership Enterprises (Limited Partnership). Jiaxing Zhijun Investment Management Co., Ltd. is the general partner of Jiaxing Zhijun Sihang Investment Partnership Enterprises (Limited Partnership) and Mr. Feng Guo is the controlling shareholder and a member of the three-person investment committee of Jiaxing Zhijun Investment Management Co., Ltd. Zhijun Sihang Holding Limited holds 536,000 Class A ordinary shares and 247,900 Class B ordinary shares of the Company. In addition, Lei Luo holds 70,700 Class A ordinary shares for the benefit of Zhijun Sihang Holdings Limited.

(3)	The calculations in the table below are based on 12,055,760 ordinary shares (including 9,192,660 Class A ordinary shares and 2,863,100 Class B ordinary shares) outstanding as of February 10, 2021.

SCHEDULE 13G

CUSIP No.	Class A: G0393E107; Class B: N/A

1	Names of Reporting Persons
Lei Luo
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
70,700 shares of Class A Ordinary Shares (2)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
70,700 shares of Class A Ordinary Shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
70,700 shares of Class A Ordinary Shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.77% of Class A Ordinary Shares
12	Type of Reporting Person (See Instructions)
IN

(1)	Each share of Class A Ordinary Shares is entitled to one vote per share, whereas each share of Class B Ordinary Share is entitled to ten (10) votes per share.

(2)	Representing Class A ordinary shares held for the benefit of Zhijun Sihang Holdings Limited.

(3)	The calculations in the table below are based on 12,055,760 ordinary shares (including 9,192,660 Class A ordinary shares and 2,863,100 Class B ordinary shares) outstanding as of February 10, 2021.

Item 1.

(a)	Name of Issuer: AnPac Bio-Medical Science Co., Ltd.

(b)	Address of Issuer’s Principal Executive Offices: 801 Bixing Street, Bihu County Lishui, Zhejiang Province 323006, People’s Republic of China

Item 2.

(a)	Name of Person Filing:

(1)	Feng Guo
(2)	Zhijun Sihang Holding Limited
(3)	Jiaxing Zhijun Sihang Investment Partnership Enterprises (Limited Partnership)
(4)	Jiaxing Zhijun Investment Management Co., Ltd.
(5)	Lei Luo

(b)	Address of Principal Business Office or, if None, Residence:

113-7, No.100, Zhuyuan Road, Nanhu District, Jiaxing, Zhejiang Province, P.R. China.

(c)	Citizenship:

(1)	Feng Guo: China
(2)	Zhijun Sihang Holding Limited: British Virgin Islands
(3)	Jiaxing Zhijun Sihang Investment Partnership Enterprises (Limited Partnership): China
(4)	Jiaxing Zhijun Investment Management Co., Ltd.: China
(5)	Lei Luo: China

(d)	Title and Class of Securities:

Class A Ordinary Shares, par value $0.01 per ordinary share

Class B Ordinary Shares, par value $0.01 per ordinary share

(e)	CUSIP No.:

Class A Ordinary Shares: G0393E107

Class B Ordinary Shares: N/A

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________

Item 4.	Ownership

The percentages of ownership set forth below are based on 12,055,760 ordinary shares (including 9,192,660 Class A ordinary shares and 2,863,100 Class B ordinary shares) outstanding as of February 10, 2021.

		Name	Class A (1)	Class B (1)
(a) Amount Beneficially Owned		Feng Guo (2)	606,700	247,900
		Zhijun Sihang Holding Limited (2)	606,700	247,900
(b) Percentage of class		Feng Guo	6.60%	8.66%
		Zhijun Sihang Holding Limited	6.60%	8.66%
(c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:
		Feng Guo	0	0
		Zhijun Sihang Holding Limited	606,700	247,900
(ii)	Shared power to vote or to direct the vote:
		Feng Guo	606,700	247,900
		Zhijun Sihang Holding Limited	606,700	247,900
(iii)	Sole power to dispose or to direct the disposition of:
		Feng Guo	0	0
		Zhijun Sihang Holding Limited	606,700	606,700
(iv)	Shared power to dispose or to direct the disposition of:
		Feng Guo	606,700	247,900
		Zhijun Sihang Holding Limited	606,700	247,900

(1)	Each share of Class A Ordinary Shares is entitled to one vote per share, whereas each share of Class B Ordinary Share is entitled to ten (10) votes per share.

(2)	Represents (i) 536,000 Class A ordinary shares and 247,900 Class B ordinary shares held by Zhijun Sihang Holding Limited, a British Virgin Islands company, which is wholly owned by Jiaxing Zhijun Sihang Investment Partnership Enterprises (Limited Partnership), and (ii) 70,700 Class A ordinary shares held by Mr. Lei Luo for the benefit of Zhijun Sihang Holdings Limited. The general partner of Jiaxing Zhijun Sihang Investment Partnership Enterprises (Limited Partnership) is Jiaxing Zhijun Investment Management Co., Ltd. Mr. Feng Guo is the controlling shareholder and a member of the three-person investment committee of Jiaxing Zhijun Investment Management Co., Ltd. Mr. Guo disclaims any beneficial ownership with respect to these shares. The registered address of Zhijun Sihang Holding Limited is 113-7, No.100, Zhuyuan Road, Nanhu District, Jiaxing, Zhejiang Province, P.R. China..

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit Index

Exhibit A – Joint Filing Agreement
Exhibit B – Shareholding Entrustment Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

Feng Guo /s/ Feng Guo
Feng Guo

Zhijun Sihang Holding Limited

/s/ Feng Guo
Feng Guo president

Jiaxing Zhijun Sihang Investment Partnership Enterprises (Limited Partnership)

/s/ Feng Guo
Feng Guo president

Jiaxing Zhijun Investment Management Co., Ltd.

/s/ Feng Guo
Feng Guo legal representative

Lei Luo

/s/ Lei Luo
Lei Luo

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is not accurate. The undersigned each expressly authorize each other to file any and all amendments to such statement on their behalf. The undersigned agree that this joint filing agreement may be signed in counterparts.

Dated: February 12, 2021

Feng Guo /s/ Feng Guo
Feng Guo

Zhijun Sihang Holding Limited

/s/ Feng Guo
Feng Guo president

Jiaxing Zhijun Sihang Investment Partnership Enterprises (Limited Partnership)

/s/ Feng Guo
Feng Guo president

Jiaxing Zhijun Investment Management Co., Ltd.

/s/ Feng Guo
Feng Guo legal representative

Lei Luo

/s/ Lei Luo
Lei Luo

EXHIBIT B

Shareholding Entrustment Agreement

Party A: Jiaxing Zhijun Sihang Investment Partnership (hereinafter referred to as “Party A”)

Registration number: 91330402MA28BR6G06

Party B: Luo Lei (hereinafter referred to as “Party B”)

ID number: 371302198404301839

Given:

Party A intends to hold 70700 shares of Anpac Bio-Medical Science Co., Ltd (referred to as “Anpac” in this agreement) (referred to as “Target Equity” in this agreement) directly or through an entity controlled by Party A.

After friendly negotiation, the two parties reached the following agreement:

1. Party A takes the target equity it owns as “holding equity” through this agreement, and signs the contract through Party B, directly registers it under the name of Party B, and entrusts Party B to hold it on its behalf in the name of Party B, related benefits, etc. The rights are enjoyed by Party A.

2. The scope of Party A entrusting Party B to hold the target equity and exercise its rights includes: being named on the Anpac investor roster; participating in corresponding activities as an Anpac investor; collecting dividends based on the proportion of Anpac equity held by Party A; Party A grants from time to time Party B’s rights of other equity holders.

3. The period of time for Party B to hold equity on behalf of this agreement is from the date of establishment of this agreement to the day when Party A becomes a named holder.

4. As the dormant holder, Party A has the obligation to make capital contributions in a timely manner (if any) in accordance with the relevant agreement of the target equity. Party A has the right to know about Anpac’s investment, and has actual shareholder rights and all investment income such as income distribution and other income from Anpac, and bears all investment risks. Party B does not enjoy the target equity and other rights and interests and income right or disposal right held on behalf of Party A (including but not limited to the transfer of target equity, pledge, etc.).

5. Party B shall not carry out any behavior that may damage the interests of Party A, and Party B promises to unconditionally transfer any income it receives due to the equity holdings to Party A.

6. Both parties to the agreement shall have the obligation to keep confidential any commercial information of the other party that they contact or learn during the performance of this agreement, unless they have obtained prior written authorization from the other party.

7. Any disputes arising from or related to this agreement shall be resolved through negotiation. If the negotiation fails, either party shall bring a lawsuit to the people’s court where Party A is domiciled.

8. Without the prior written consent of the other party, neither party shall transfer its rights and obligations under this agreement to any third party.

9. This agreement is in duplicate, and both parties hold one copy, and each agreement has the same legal effect. If both parties add to this agreement afterwards, they shall sign a written supplementary agreement.

10. This agreement will come into effect on the day when both parties sign or seal.

Party A (seal): /s/ Feng Guo                                    Party B (signature): /s/ Lei Luo

Legal representative/authorized representative:

October 2019 October 2019